Exhibit 99.1

CINTAS PROPOSES TO ACQUIRE UNIFIRST FOR $275.00 PER SHARE IN CASH

Proposal represents 64% premium to UniFirst’s 90-day average price as of December 11, 2025

Reiterates benefits to customers, employee-partners and shareholders

CINCINNATI, December 22, 2025 – Cintas Corporation (Nasdaq: CTAS) today announced that it submitted a proposal to the Board of Directors of UniFirst Corporation (NYSE: UNF) to acquire all outstanding common and class B shares of UniFirst for $275.00 per share (the “Proposal”) in cash. The Proposal, which was delivered to the UniFirst Board on December 12, 2025, implies a total value for UniFirst of approximately $5.2 billion and offers UniFirst shareholders a 64% premium to UniFirst’s ninety-day average closing price as of December 11, 2025.

Todd Schneider, President and Chief Executive Officer of Cintas, said, “We remain unwavering in our conviction that combining Cintas and UniFirst would deliver considerable benefits for customers, employee-partners and shareholders. Accordingly, we have reiterated our compelling $275 per share all-cash offer to the UniFirst board and are reaffirming our commitment to move swiftly to complete a transaction.”

“Recent market commentary confirms that many UniFirst shareholders, including several of the Company’s largest institutional investors, recognize the value that a combination would deliver and share our belief that we are stronger together than we are apart. We invite the UniFirst Board to engage immediately in collaborative discussions to reach a definitive agreement which we are confident will unlock new opportunities for growth, deliver even greater capabilities and offerings to our collective customer bases, and build on the strong legacy of both organizations.”

The combined company would provide innovative products and outstanding service to well over 1 million business customers across the US and Canada. Cintas has an exceptional track record of organic growth, and the combination with UniFirst would provide additional processing capacity and greater route density which would further enhance customer service.

Clear Path to Completion

Cintas has undertaken substantial work on the regulatory front and remains confident that there is a clear path to obtaining the regulatory approvals necessary to consummate the proposed transaction. In the most recent Proposal, Cintas has offered to extend a $350 million reverse termination fee payable to UniFirst in the event the transaction is not approved.

The proposed transaction would not be subject to any financing contingencies or approval by Cintas’ shareholders. The cash consideration would be financed from Cintas cash on hand, committed lines of credit and/or other available sources of financing.

Cintas expects to have limited and specific confirmatory due diligence requirements, customary for a public company transaction of this nature. Completion of the contemplated transaction is contingent upon reaching a definitive agreement and would be subject to the satisfaction of customary closing conditions, including receipt of UniFirst shareholder approval.

On December 16, 2025, UniFirst acknowledged receipt of the Cintas Proposal; however, we have had no substantive engagement since that date.

Letter to UniFirst’s Board of Directors Dated December 12, 2025

Joseph M. Nowicki, Chair-Elect of the Board of Directors

Steven S. Sintros, President and Chief Executive Officer

UniFirst Corporation 68 Jonspin Road

Wilmington, MA 01887

Gentlemen:

As you are aware, Cintas Corporation (“Cintas") has been attempting to engage in constructive dialogue with UniFirst's board of directors regarding a potential transaction since 2022. Cintas continues to have strong interest in pursuing a combination with UniFirst Corporation (“UniFirst”). To that end, we are pleased to submit this non-binding proposal (this "Proposal") to acquire UniFirst in a transaction with an implied total transaction value of approximately $5.2 billion. Specifically, we propose a transaction in which UniFirst shareholders will receive $275 in cash per share for 100% of the outstanding UniFirst common and Class B shares. Common shareholders will receive value of approximately $4.2 billion and Class B shareholders will receive value of approximately $1 billion.

We believe our Proposal continues to represent a compelling proposition for UniFirst and its shareholders. The proposed all-cash purchase price per share of $275 represents a 64% premium to UniFirst's ninety-day average closing price. We would like to emphasize the following characteristics of our Proposal in particular:

•	A combination of Cintas and UniFirst has a strong strategic and industrial logic, would create a leading company in the industry, better able to meet the challenges posed by continued and increasing competition from much larger and better-capitalized companies that are focused on increasing their garment and facility solutions and investing in last mile fleets; and

•	As you know from our discussions earlier this year, we have done substantial work on the regulatory front, including engaging leading antitrust lawyers at Davis Polk & Wardwell LLP and economists at Compass Lexecon, and we are confident that we have a path to obtaining the regulatory approvals necessary to consummate the proposed transaction.

We believe that your common shareholders will enthusiastically support this Proposal, which is consistent with the feedback we heard from many of them when we made public our proposal in January 2025.

I want to assure you that the proposed transaction is a top priority within our organization. Our executive management and advisors are prepared to commence engagement immediately. As you know from our discussions earlier this year, we are fully committed to devoting the required resources that are necessary to quickly and efficiently complete our due diligence and simultaneously finalize mutually acceptable definitive agreements on customary terms for a transaction of this nature. Given our familiarity with UniFirst, we will require only the completion of limited business due diligence along with customary public company legal due diligence in order to proceed with the proposed transaction.

We continue to believe this is the right time to combine our companies and create a world class organization to even further benefit our customers, employees and communities in which our companies operate. We believe that our Proposal offers a unique opportunity to deliver value to your shareholders and enhance our collective ability to serve customers and support employees, including by accelerating the benefits of ongoing investments in technology. We are excited about this opportunity and are prepared to move forward expeditiously.

As a reminder, in our brief engagement in February 2022, you indicated that UniFirst believed that the execution of its strategic plan would deliver meaningful value to UniFirst shareholders. Yet, since February 7, 2022 when Cintas provided you an indication of interest to acquire UniFirst for $255 per share, your stock has depreciated approximately 5% while the S&P 500 has appreciated 53% and Cintas has appreciated 92%.

We are prepared to engage with you immediately in collaborative discussions to reach a mutually acceptable definitive agreement. Toward that end, Cintas would like to make our position clear:

•	Diligence. As noted above, we expect to have limited and specific confirmatory due diligence requirements, customary for a public company transaction of this nature. We would expect to be able to complete our diligence review within three to four weeks of the information being made available.

•	Timing. We would work towards negotiating definitive agreements in parallel with our due diligence review and signing and announcing the transaction shortly after that.

•	Financing. Our Proposal is not subject to any financing condition. The consideration would be financed from cash on hand, committed lines of credit and/or other available sources of financing.

•	Certainty. Our Board of Directors supports the proposed transaction. Cintas shareholder approval will not be required.

•	Regulatory Terms.

o	Antitrust Efforts Covenant

▪	Cintas and UniFirst required to use reasonable best efforts to obtain all regulatory approvals as promptly as reasonably practicable.

▪	Cintas and UniFirst to cooperate with respect to all filings required pursuant to applicable antitrust laws and the furnishing of all other documents requested by antitrust authorities.

▪	Cintas and UniFirst to consult with each other on strategy for obtaining all regulatory approvals, provided that Cintas shall have final decision- making authority.

▪	In light of the reverse termination fee and obligation to litigate, each as described below, Cintas is not required to engage in antitrust remedies.

o	Duty to Litigate/End Date

▪	If necessary, Cintas and UniFirst obligated to litigate any challenge by antitrust authorities.

▪	Drop dead date: 10 months plus two extensions of 4 months each if regulatory approvals not obtained at 10 and 14 month dates (but all other closing conditions are satisfied).

o	Reverse Termination Fee

▪	$350 million reverse termination fee payable by Cintas to UniFirst if the merger is blocked on antitrust grounds. This fee represents in excess of 6.5% of the transaction value.

This Proposal is non-binding and does not constitute, or create any legally binding obligation, liability or commitment by Cintas, or any of its affiliates, regarding the proposed transaction unless and until a definitive agreement is executed by Cintas and UniFirst. Cintas reserves the right to withdraw this Proposal at its discretion.

Please provide a formal written response regarding this Proposal to me no later than December 16, 2025.

Sincerely,

Todd M. Schneider

President & Chief Executive Officer

Advisors

Davis Polk & Wardwell LLP is serving as Cintas’ legal advisor and FGS Global is serving as its strategic communications advisor.

About Cintas Corporation

Cintas Corporation helps more than one million businesses of all types and sizes get Ready™ to open their doors with confidence every day by providing products and services that help keep their customers’ facilities and employees clean, safe, and looking their best. With offerings including uniforms, mats, mops, towels, restroom supplies, workplace water services, first aid and safety products, eye-wash stations, safety training, fire extinguishers, sprinkler systems and alarm service, Cintas helps customers get Ready for the Workday®. Headquartered in Cincinnati, Cintas is a publicly held Fortune 500 company traded over the Nasdaq Global Select Market under the symbol CTAS and is a component of both the Standard & Poor’s 500 Index and Nasdaq-100 Index.

Contacts

Investors:

Scott A. Garula

Executive Vice President & Chief Financial Officer

(513) 972-3867

Jared S. Mattingley

Vice President - Treasurer & Investor Relations

(513) 972-4195

Media:

Bryan Locke / Zachary Tramonti

FGS Global

cintas@fgsglobal.com

Forward Looking Statements

This communication contains statements that constitute "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements regarding historical facts, including, without limitation, statements regarding Cintas’ current expectations, estimates and projections about its industry, its business or a transaction with UniFirst, are forward-looking statements. Cintas cautions investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the risk that a transaction with UniFirst may not be consummated; the risk that a transaction with UniFirst may be less accretive than expected, or may be dilutive, to Cintas’ earnings per share, which may negatively affect the market price of Cintas common shares; the possibility that Cintas and UniFirst will incur significant transaction and other costs in connection with a potential transaction, which may be in excess of those anticipated by Cintas; the risk that Cintas may fail to realize the benefits expected from a transaction; the risk that the combined company may be unable to achieve anticipated synergies or that it may take longer than expected to achieve those synergies; the risk that any announcements relating to, or the completion of, a transaction could have adverse effects on the market price of Cintas common shares; and the risk related to any unforeseen liability and future capital expenditure of Cintas related to a transaction.

For additional factors affecting the business of Cintas, refer to Part I – Item 1A. Risk Factors of Cintas’ Annual Report on Form 10-K for the fiscal year ended May 31, 2025 (the “2025 10-K”), and other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Important Information for Investors and Security Holders

This communication and the accompanying materials relate to a proposal which Cintas has made for an acquisition of UniFirst. In furtherance of this proposal and subject to future developments, Cintas may file one or more registration statements, proxy statements, tender offer statements or other documents with the SEC. This document is not a substitute for any proxy statement, registration statement, tender offer statement or other document Cintas may file with the SEC in connection with the proposed transaction.

Investors and security holders of Cintas are urged to read the proxy statement(s), registration statement, tender offer statement and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Cintas, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Cintas through the website maintained by the SEC at http://www.sec.gov.

No Offer or Solicitation; Participants in the Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filing that may be made with the SEC. Nonetheless, Cintas and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Cintas is set forth in its proxy statement for its 2025 annual meeting of shareholders (the “2025 Proxy Statement”), which was filed with the SEC on September 16, 2025 and is available here.  Information about the directors and executive officers of Cintas, their ownership of Cintas common stock, and Cintas’ transactions with related persons is set forth in the sections entitled “Election of Directors”, “Board’s Roles and Responsibilities”, “Board Committees and Meetings”, “Nonemployee Director Compensation”, “Director Compensation Table”, “Compensation Committee Report”, “Executive Compensation”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Grants of Plan-Based Awards Table”, “Outstanding Equity Awards Table”, “Option Exercises and Stock Vested Table”, “Nonqualified Deferred Compensation for Fiscal 2025”, “Potential Payments upon Termination, Retirement or Change in Control”, “CEO Pay Ratio”, “Pay Versus Performance”, “Approval, on an Advisory Basis, of Named Executive Officer Compensation”, “Principal Shareholders”, “Security Ownership of Director Nominees and Named Executive Officers”, and “Related Party Transactions” of the 2025 Proxy Statement.  Information about the directors and executive officers of Cintas, their ownership of Cintas common stock, and Cintas’ transactions with related persons is also set forth in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” of the 2025 10-K and is available here.  To the extent holdings of Cintas common stock by the directors and executive officers of Cintas have changed from the amounts of Cintas common stock held by such persons as reflected in the 2025 Proxy Statement and 2025 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, including: the Form 4s filed by Robert Coletti on October 31, 2025 and December 17, 2025 (filing one, two, and three), Joseph Scaminace on October 31, 2025, Karen Carnahan on October 31, 2025 and December 17, 2025 (filing one and two), Melanie Barstad on October 31, 2025 and December 17, 2025 (filing one and two), Martin Mucci on October 31, 2025, Beverly Carmichael on October 31, 2025, and Ronald Tysoe on October 31, 2025 and December 17, 2025 (filing one, two, three, four, and five).  Free copies of these documents may be obtained as described above.

Any information concerning UniFirst contained in this document has been taken from, or based upon, publicly available information. Although Cintas does not have any information that would indicate that any information contained in this document that has been taken from such documents is inaccurate or incomplete, Cintas does not take any responsibility for the accuracy or completeness of such information.